UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

The Securities Exchange Act of 1934

Silicon Graphics, Inc.

(Name of Subject Company)

Silicon Graphics, Inc.

(Name of Filing Person)

5.25% Senior Convertible Notes Due 2004

(Title of Class of Securities)

827056AC6

(Cusip Number of Class of Securities)

Sandra M. Escher

Senior Vice President and General Counsel

Silicon Graphics, Inc.

1600 Amphitheatre Parkway

Mountain View, California 94043

(650) 960-1980

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California  94043

Tel: (650) 752-2000

Fax: (650) 752-2111

CALCULATION OF FILING FEE

Title Of Each Class Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (3)
Senior Notes Due 2009	$230,000,000	100%	$175,950,000	$14,235
Senior Convertible Notes Due 2009	(4)	(4)	(4)	(4)

(1)          This Schedule TO relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 for each $1,000 in principal amount of notes tendered or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.

(2)          This amount is the maximum principal amount of 5.25% Senior Convertible Notes due 2004 that may be received by the registrant from tendering holders.

(3)          The registration fee of $14,235 has been paid in connection with the Company’s Registration Statement on Form S-4, filed April 21, 2003. The amount of the registration fee was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $175,950,000, the market value as of April 16, 2003 of the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(4)          The total of Senior Notes Due 2009 and Senior Convertible Notes Due 2009 to be issued upon completion of this exchange offer will be no more than $230,000,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,235	Filing Party:	Silicon Graphics, Inc.

Form or Registration No.:	S-4 (File No. 333-104651)	Date Filed:	April 21, 2003

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Introduction

This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on April 21, 2003, and amended on May 6, May 22 and June 30, 2003 (as so amended, the "Schedule TO") by Silicon Graphics, Inc. (the "Company"), in connection with its offer to exchange an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 (the “Old Notes”) for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 (the “New Notes”) for each $1,000 in principal amount of Old Notes tendered, or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 (the “New Convertible Notes”) for each $1,000 in principal amount of Old Notes tendered.

This exchange offer is subject to the terms and conditions set forth in the prospectus, prospectus supplements dated May 22 and June 30, 2003 and letter of transmittal filed as a part of the Company’s Registration Statement on Form S-4 (File No. 333-104651) with the Securities and Exchange Commission on April 21, 2003 and amended on May 6, May 9, May 22, June 30 and July 14, 2003 (as amended, the "Registration Statement").

Item 10.  Financial Statements.

(a)(1) The information on pages 28 through 59 in SGI’s Annual Report on Form 10-K for the fiscal year ended June 28, 2002 is incorporated herein by reference.

(a)(2) The information on pages 3 through 13 of SGI’s Quarterly Report on Form 10-Q for the quarter ended December 27, 2002 and pages 3 through 15 of the SGI’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2003 is incorporated herein by reference.

(a)(3) The information in the Registration Statement under the headings “Summary–Selected Historical Financial Data of SGI”, “Summary–Ratio of Earnings to Fixed Charges” and “Summary–Book Value Per Share” is incorporated herein by reference.

(b) The information in the prospectus dated July 14, 2003 included in Amendment No. 6 to the Registration Statement under the headings “Recent Developments” and “Reconciliation of Non-GAAP Financial Measures” is incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(A)(i)	Prospectus dated April 21, 2003 incorporated herein by reference to the Registration Statement.*

(a)(1)(A)(ii)	Prospectus Supplement dated May 22, 2003.*

(a)(1)(A)(iii)	Prospectus Supplement dated June 30, 2003.*

(a)(1)(A)(iv)	Prospectus dated July 14, 2003 incorporated by reference to Amendment No. 6 to the Registration Statement.*

(a)(1)(B)	Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to Exhibit 99.2 to the Registration Statement as amended on May 22, 2003.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees incorporated by reference to Exhibit 99.3 to the Registration Statement as amended on May 22, 2003.*

(a)(1)(E)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.*

(a)(1)(F)	Form of Instructions to Book-Entry Transfer Participant from Owner, incorporated by reference to Exhibit 99.5 to the Registration Statement.*

(a)(5)(i)	Press Release issued by Silicon Graphics, Inc. on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(a)(5)(ii)	Telephone Discussion of Exchange Offer on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(a)(5)(iii)	Press Release issued by Silicon Graphics, Inc. on May 19, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(a)(5)(iv)	Press Release issued by Silicon Graphics, Inc. on June 30, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(b)	None.

(c)	None.

(d)	Agreement to Tender dated April 18, 2003 between Silicon Graphics, Inc. and Highfields Capital Management LP, incorporated herein by reference to Exhibit 10.1 to the Registration Statement.*

(e)	Form of Letter Agreement to Participate in Exchange Offer, incorporated herein by reference to Exhibit 10.2 of the Registration Statement, as amended on June 30, 2003.*

(g)	None.

(h)	None.

*      Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON GRAPHICS, INC.

/s/ Sandra M. Escher
(Signature)

Name:	Sandra M. Escher
Title:	Senior Vice President and General Counsel

Date:	July 14, 2003